

April 3, 2012

Via E-Mail
Mr. Jerry W. Nix
Chief Financial Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

      Re: **Genuine Parts Company**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 27, 2012
               File No. 001-05690

Dear Mr. Nix:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

1. We note that net sales for the Automotive Group were $6.1 billion in 2011, an increase of 8% from 2010 and you disclose that the improved sales were due to the successful execution of your sales initiatives and the ongoing solid fundamentals in the automotive aftermarket, including the overall aging of the vehicle populations. Please revise to quantify each of the identified underlying cause of material increases or decreases and to ensure that each cause is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, sales initiatives, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. Also, please consider explaining why you believe that

decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

2. Please expand your discussion of cost of goods sold and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, marketing costs, personnel, logistics and any other significant components that would enable readers to better understand your business. For example, you state that cost of goods sold increased in 2011 due to certain pricing adjustments implemented in Automotive as well as ongoing competitive pricing pressures in Industrial and Office which more than offset your gross margin initiatives to enhance your pricing strategies, promote and sell higher margin products and minimize material acquisition costs. However, little, if any discussion is given to the specific costs and related amounts which comprise costs of goods sold or SG&A. Such discussion may be helpful to put such changes in proper context. Please revise accordingly.

Liquidity and Capital Resources, page 20

3. Please revise to disclose an estimate of your expected capital expenditures for the following fiscal year.

Notes to the Financial Statements

Note 2. Goodwill and Intangible Assets, page F-13

4. We note from your disclosure in Note 9 that you recorded approximately $78,210,000 and $40,247,000 of goodwill and other intangible assets in connection with the 2011 and 2010 acquisitions, respectively and based on the information provided in the table on page F-13, approximately $52,128,000 and $24,292,000 represent additions to identifiable intangible assets for the fiscal year ended December 31, 2011 and 2010, respectively. In this regard, please revise your footnotes to comply with the disclosure requirements of ASC 350-30-50-1. Furthermore, in light of the fact that identifiable intangible assets at December 31, 2011 were $102,155,000, please revise your footnote to include all disclosures required by ASC 350-30-50-2. As part of your next response, please provide us with your planned revised disclosures.

Note 6. Income Taxes, page F-16

5. Please tell us and revise your filing to disclose in the income statement or a note thereto, the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1) of Regulation S-X.

6. We note your disclosure that undistributed earnings of your foreign subsidiaries are considered to be indefinitely reinvested and as such, no US federal and state income taxes have been provided thereon. Please tell us and revise to disclose the dollar amount of undistributed earnings of foreign subsidiaries that is considered to be indefinitely reinvested.

Note 10. Subsequent Event, page F-25

7. We note from your disclosure that on January 1, 2012 you purchased a 30% investment in Exego for approximately $150 million. We also note your disclosure on page 2 that your return on investment will be accounted for as noncontrolling investment income. Please tell us if you plan to account for your investment in Exego using the equity method of accounting. If not, please explain to us how you intend to account for your investment in Exego and why you believe your method is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief